Exhibit 99.1

FASF

November 7, 2005

Consolidated Financial Results

for the Interim Period of Fiscal 2005

(Six-Month Period Ended September 30, 2005)

Listed company name: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

URL: http://www.daiichisankyo.co.jp

Representative: Mr. Takashi Shoda, President and Representative Director

Contact: Mr. Toshio Takahashi, Corporate Officer, General Manager of Corporate Communications Department

Telephone: +81-3-6225-1126

Meeting of Board of Directors for interim closing: November 7, 2005

U.S. accounting standards: Not applicable

1. Consolidated Financial Results for the Interim Period of Fiscal 2005

(1) Consolidated Financial Results

(Figures less than ¥1 million, except per share amounts, have been omitted)
	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
Interim period of fiscal 2005	451,808	—	80,345	—	82,642	—
Interim period of fiscal 2004	—	—	—	—	—	—

Fiscal 2004	—	—	—	—	—	—

	Net income		Basic net income per share		Diluted net income per share
	Millions of yen	Percent change	Yen		Yen
Interim period of fiscal 2005	49,450	—	67.48		67.46
Interim period of fiscal 2004	—	—	—		—

Fiscal 2004	—	—	—		—

Notes:

1.	Equity in earnings (losses) of subsidiaries and affiliates accounted for by the equity method:

Interim period of fiscal 2005:	(¥242million)
Interim period of fiscal 2004:	None
Fiscal 2004:	None

2.	Weighted average number of common shares issued and outstanding during the period (consolidated):

Interim period of fiscal 2005:	732,796,367 shares
Interim period of fiscal 2004:	—
Fiscal 2004:	—

3.	Changes in accounting policies: No
4.	Percentages for net sales, operating income, ordinary income and net income represent a change from the corresponding interim results in the previous fiscal years.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Interim period of fiscal 2005	1,518,692	1,174,237	77.3	1,610.55
Interim period of fiscal 2004	—	—	—	—

Fiscal 2004	—	—	—	—

Notes:

Total common shares issued and outstanding at the end of the period (consolidated):
Interim period of fiscal 2005:	729,089,904 shares
Interim period of fiscal 2004:	—
Fiscal 2004:	—

(3) Consolidated Cash Flows

	Net cash flows from operating activities	Net cash flows from investing activities	Net cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim period of fiscal 2005	66,237	(24,596)	(37,253)	359,235
Interim period of fiscal 2004	—	—	—	—

Fiscal 2004	—	—	—	—

(4) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	61

Number of non-consolidated subsidiaries accounted for by the equity method:	0

Number of affiliates accounted for by the equity method:	4

(5) Changes in Scope of Consolidation and Application of Equity Method:

Consolidated subsidiaries:

(Increase)	—

(Decrease)	9

Companies accounted for by the equity method:

(Increase)	2

(Decrease)	—

2. Forecast of Consolidated Results for Fiscal Year 2005 (April 1, 2005—March 31, 2006)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Full year	900,000	130,000	71,000

Reference: Forecasted annual net income per share (basic): ¥96.82

* Note: The forecast figures shown above are based on information that was available at the time of preparation and may contain certain uncertainties. Actual performance and other factors may differ from these forecasts due to changes in circumstances and other developments. For more information related to above forecasts, please refer to page 13 of the attachments.

I. State of the Group

DAIICHI SANKYO COMPANY, LIMITED (“DAIICHI SANKYO” or the “Company”), was established on September 28, 2005, as the joint holding company of its two directly owned subsidiaries (Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd.).

The DAIICHI SANKYO Group consists of these two subsidiaries (the “Subsidiaries”) as well as the Subsidiaries’ 79 subsidiaries and 10 affiliates, for a total of 92 companies.

Note: For detailed information on the Sankyo Group and the Daiichi Group, please refer to the reports on the interim consolidated financial results of Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd.

II. Management Policies

1. Principal Management Policies and Strategies

Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. have the common goals of strengthening their business bases and thereby successfully competing in the global markets and overcoming tough challenges presented by such operating environment changes as those associated with progressive globalization and government efforts to contain healthcare costs. Sharing in the recognition of the needs for a common strategy, Sankyo and Daiichi, on February 25, 2005, signed a memorandum of understanding calling for the establishment of a joint holding company to be called DAIICHI SANKYO COMPANY, LIMITED (“DAIICHI SANKYO”), and the integration of their operations in the prescription drug business scheduled in April 2007.

Established on September 28, 2005, Daiichi Sankyo’s vision is to be a Japan-based “global pharma-innovator” that meets medical needs of patients and healthcare professionals by continuously developing innovative pharmaceuticals and services and thereby contributes to better human health both in Japan and elsewhere throughout the world.

DAIICHI SANKYO is working in Japan to establish a strong earnings base by utilizing its formidable domestic sales forces, improving business operating efficiency, and further concentrating its resources on the pharmaceutical business.

In its overseas operations, DAIICHI SANKYO focuses on pursuing “global growth” objectives. To this end, it is working to develop overseas operations centered in the United States, the world’s largest pharmaceutical market, by; concentrating its R&D efforts on key development fields; creating a seamless development pipeline; strengthening portfolio management; focusing on in-house development, sales, and marketing; and acquiring outside resources.

DAIICHI SANKYO recognizes its employees are the most important resources for a successful execution of these strategies and for the achievement of growth in Japan and overseas. The Company is, therefore, reinforcing its efforts to develop and strengthen its human resources.

2. Shareholder Profit Distribution Policies

DAIICHI SANKYO has prioritized the distribution to its shareholders of profits earned from the Group business activities among the most important management objectives. While focusing on a profit distribution to its shareholders in a manner that commensurate with underlying corporate performance, the Company makes a profit distribution decision based on comprehensive considerations of such other factors as the needs to increase internal reserves to fund the implementation of current and future growth strategies.

DAIICHI SANKYO is working to increase a level of cash dividends at a stable rate to the mid-term targeted ratio of 5% on a cash dividend on shareholders’ equity (DOE) basis in fiscal 2009.

In addition, the Company continues to consider an acquisition of its own common shares in a flexible and timely manner.

Undistributed earnings will be primarily used for investments in Daiichi Sankyo’s future growth strategies including the strengthening of R&D, corporate collaboration, and overseas business development.

3. Number of Shares of Common Stock per Unit

To increase the liquidity of its shares and expand its shareholder base, DAIICHI SANKYO has set the size of its stock trading unit at 100 shares with respect to all stock exchanges.

4. Medium- to Long-Term Management Strategies and Objectives

Regarding overseas pharmaceutical markets, under the environment of progressive implementation of measures to contain healthcare spending in each country, a fierce marketing competition has been developing primary in the U.S. market, which is continuing to grow. This and such other factors as competition in development of new drugs and a related increase in R&D expenses are further increasing the challenges in the business environment.

In the domestic pharmaceutical market, while the market growth has slowed by various medical system reforms that have been implemented in response to the aging demographic, an increased presence of foreign-affiliated companies in the market has intensified market share competition.

The DAIICHI SANKYO Group, on the verge of its business integration, is striving to overcome challenges presented by such a harsh operating environment and to take a step toward to become the Japan-based global pharma innovator by pursing the following strategies.

(1) Enhancing Development Capabilities for Innovative New Products

DAIICHI SANKYO is focusing on six key R&D fields—cardiovascular disease, diabetes, infectious disease, cancer, immunological allergic disease, and bone/joint disease. Leveraging the strong records of performance in these fields achieved by both Sankyo and Daiichi, DAIICHI SANKYO intends to further deepen its development efforts in each of the six fields by increasing R&D spending, and thereby accelerate a development of new drug candidate compounds.

As a result of consideration for a new deliberative body to make decision with respect to R&D projects and to achieve an integration of the Subsidiaries’ development pipelines, DAIICHI SANKYO has established the Global Executive Meeting of Research and Development (GEMRAD) in October 2005 and started its operation.

GEMRAD is aimed at prioritizing each R&D project and thereby promoting an increase in development speed as well as success rates of those projects.

(2) Improving Performance by Leveraging Formidable Sales Forces in the Japanese Market

While Sankyo and Daiichi have both retained high-quality sales forces in the domestic pharmaceutical market, and have achieved an industry-leading performance, the business integration is expected to bring the total number of DAIICHI SANKYO Group medical representatives (MRs) to be in excess of 2,500, so that the Company will have a superior marketing power with respect to both quality and volume. The integration will facilitate the further strengthening of relationships with wholesalers operating on a national scale, thereby making it possible to implement marketing strategies that make full use of economy of scale.

After the business integration of the Subsidiaries’ pharmaceutical operations in April 2007, on the basis of its superior marketing power, DAIICHI SANKYO will work on expanding its marketing performance by concentrating its efforts on such principal products as the antihypertensive, Olmetec®, the antihyperlipidemic, Mevalotin®, and the oral antibacterial agent, Cravit®. With respect to Olmetec®, the Subsidiaries have already started a joint marketing promotion in October 2005.

(3) Increasing Profit in Overseas Market by In-House Product Development and Marketing

In the past, Sankyo and Daiichi have expanded into overseas markets using the methods of “outlicensing,” or “cooperative marketing,” and did not choose a more profitable method of in-house development and marketing, due to limiting factors related to corporate scale with respect to such global pharmaceutical products as Mevalotin® and Cravit®.

With respect to current and future high-priority drug developments, the Company intends to make full use of its expanded scale achieved by the business integration and employ the “in-house development and marketing” approach to boost its profitability.

In order to accomplish this strategy, DAIICHI SANKYO must recognize the strengthening of overseas marketing bases centered on the United States as one of the most important management objective. The Company will further work on an effort to bring in outside resources through alliances and M&A by utilizing the increased on-had liquidity.

(4) Concentrating on Pharmaceutical Business

While, the DAIICHI SANKYO Group concentrates its resources on highly profitable pharmaceutical business, it will work on making group companies in non-pharmaceutical business become completely independent companies outside of the Group by March 2007.

5. Corporate Governance—Basic Policies and Implementation Measures

(1) Management Structure

As a company with a board of statutory corporate auditors system and an executive officer system, DAIICHI SANKYO is designed to possess a speedy and flexible management style (in both decision making and execution). “Oversight” and “execution” functions are largely separated and are carried out by the Chairman of the Board and the President, respectively.

By electing four outside directors to its Board of Directors, DAIICHI SANKYO seeks to strengthen the capabilities of board oversight on operating activities and to ensure management transparency.

In addition, the Board of Statutory Corporate Auditors, which comprises of four corporate auditors, including two outside corporate auditors, undertakes audits to ensure compliance and performance of management activities.

(2) Compliance

Consistent with its vision of becoming the global pharma innovator that meets the therapeutic needs of patients and the medical communities worldwide by continuously creating innovative new products and services, the DAIICHI SANKYO Group has implemented the “DAIICHI SANKYO Group Corporate Code of Conduct,” which is designed to ensure rigorous legal compliance as well as to encourage the Company to operates with highest ethical standards which are appropriate for a company that supports the social security system and is engaged in operations that relate directly to human lives.

In addition, DAIICHI SANKYO has instituted the “DAIICHI SANKYO Group Compliance Action Standards,” in accordance with the spirit of the “DAIICHI SANKYO Group Corporate Code of Conduct.” The Company is taking thorough measures to ensure that actions of all the DAIICHI SANKYO Group’s directors, corporate auditors, and employees comply with such action standards.

6. Time Table of Steps toward Complete Integration

The first stage involves the establishment of DAIICHI SANKYO on September 28, 2005, as the joint holding company of Sankyo and Daiichi, and an initiation of measures to promote the Subsidiaries’ collaborative marketing as well as to unify the Subsidiaries’ development pipelines.

Integration measures will proceed in the future, with the goals of completing, by April 2006, the integrations of U.S. marketing functions, U.S. and European development functions, and healthcare (OTC drug) business.

In addition, the reorganization of non-pharmaceutical businesses to outside of the Group as independent companies is scheduled to be completed by the end of March 2007. In April 2007, the pharmaceutical business will be fully integrated under one company, which will conclude the Group’s integration project.

STEP 1 Phase1 September 28, 2005

SANKYO

DAIICHI

→ Joint Holding Company

Daiichi-Sankyo

Gradual Integration Move from a joint holding company to an operational holding company

(Tentative Schedule)

October 2005
- Begin domestic sales collaboration
- Begin unification of development pipeline

April 2006
- Integration of U.S. sales functions
- Integration of Europe and U.S. development functions
- Integration of the Healthcare Business

March 2007
- Independence of non-pharma business outside the corporate Group completed

April 2007
- Group integration completed Integration of administrative and IT systems completed; new HR system introduced

STEP 2 Phase2 April 2007 (proposed date)

Operational Holding Company

Domestic Prescription Pharmaceutical Sales (Japan)
Research & Development
Quality Assurance
Corporate Divisions

Overseas Subsidiaries	Subsidiaries	Healthcare Business
United States Europe Other	Supply Chain and Production Business Support IT

III. Results of Operations and Financial Position

While, the global pharmaceutical market continues to realize a certain level of growth, led by the U.S. market, the global market is characterized by such trends as the progressive globalization and the increasing strictness of new drug development standards as well as the intense competition centered on global mega pharmaceutical companies in areas of both R&D and marketing activities. The Japanese pharmaceutical market, which is being affected by the reorganization of national university hospitals and other national hospitals into independent medical corporations and other measures designed to contain healthcare costs, is characterized by the intensification of competition among increasingly prominent foreign-owned pharmaceutical companies and other major companies, causing the business environment to become increasingly harsh.

Amid these circumstances, DAIICHI SANKYO was established on September 28, 2005, to serve as the joint holding company of its two wholly owned subsidiaries—Sankyo and Daiichi—and seeks to become the Japan-based global pharma innovator. Accordingly, as the current interim fiscal period is the Company’s first interim period, period-to-period performance comparisons are not presented. Performance figures for the interim period include the Subsidiaries’ consolidated results from April 1 through September 30, 2005 as well as the Company’s non-consolidated results from September 28 through September 30, 2005.

1. Result of Operations

(1) Overview of the Interim Period of Fiscal 2005

During the interim period, net sales amounted to ¥451.8 billion. Products contributing to sales in Japan included Mevalotin®, an antihyperlipidemic agent; Cravit®, a broad-spectrum oral antibacterial agent; Omnipaque®, a nonionic contrast media; Panaldine®, an anti-platelet agent; Loxonin®, an anti-inflammatory; Artist®, an agent for treating chronic cardiac insufficiency; and Olmesartan®, an antihypertensive; while products contributing to sales overseas included bulk pravastatin, an antihyperlipidemic; bulk levofloxacin, an antibacterial agent; and Benicar® (U.S.)/Olmetec® (Europe), an antihypertensive.

Regarding profitability, cost of sales amounted to ¥141.2 billion (31.3% of net sales), and selling, general and administrative expenses totaled ¥230.1 billion (including ¥72.5 billion in R&D expenses). Thus, operating income was ¥80.3 billion, and ordinary income was ¥82.6 billion.

Reflecting the recognition of such extraordinary expenses as a ¥5.2 billion loss on impairment of idle property, plant and equipment and a ¥2.2 billion provision for the contingency reserve, net income amounted to ¥49.4 billion.

(2) Segment Information

(Operating Segments)

(1) Pharmaceuticals

Sales figures of segment information are sales to outside customers in the pharmaceuticals segment totaled ¥385.4 billion, and operating income amounted to ¥77.6 billion.

Regarding domestic pharmaceutical sales, under an operating environment impacted by the growing effect of government measures aimed at restraining medical costs, sales of the antihyperlipidemic agent Mevalotin® decreased, but the Company recorded increased sales of such products as Cravit®, a broad-spectrum oral antibacterial agent, and Olmetec®, an antihypertensive agent.

Overseas pharmaceutical sales were negatively affected by the expiration of the patent in certain European countries for the antihyperlipidemic pravastatin and increasing competition faced by that product in the United States, which weakened sales of bulk pravastatin. However, a large increase was achieved in sales of the antihypertensive Benicar® (U.S.)/Olmetec® (Europe), and increased sales were also recorded from bulk levofloxacin, an antibacterial agent.

(2) Other

Sales in the other segment totaled ¥66.3 billion, and operating income amounted to ¥2.3 billion.

Aiming to concentrate its resources in pharmaceutical business, the DAIICHI SANKYO Group is progressively liquidating its peripheral businesses. The Group is working to further increase the share of its resources in pharmaceutical business and further increase its business efficiency.

(3) Stock Transfer Payment

Instead of paying an interim dividend, the Company will make a stock transfer payment of ¥25 per share to all shareholders in the Subsidiaries as of September 27, 2005 immediately before the joint stock transfer.

The Company plans to pay a year-end dividend of ¥25 per share to the shareholders of record as of March 31, 2006.

(4) R&D Activities

During the interim period, R&D expenses centered on pharmaceutical business amounted to ¥72.5 billion.

Aiming to rapidly commercialize new pharmaceuticals in line with global standards, the Group concentrates its R&D investments in strategically selected fields and thereby moves ahead with drug discovery programs designed to enable the Company to become the global pharma innovator.

DAIICHI SANKYO works to integrate the strong R&D capabilities developed by both Sankyo and Daiichi and to promote the implementation of R&D activities with greater efficiency. Specifically, the Company has established and began operations of its Global Executive Meeting of Research and Development (GEMRAD) in October 2005, with the goals of making decisions with respect to R&D projects and the integration of the Subsidiaries’ development pipelines. GEMRAD will play a central role in efforts to promote speed in the implementation of R&D projects that represent a primary driver of the Company’s growth.

2. Financial Position

Statement of Cash Flows

Cash and cash equivalents increased by ¥5.1 billion during the interim period, to ¥359.2 billion. Contributing factors are summarized as follows:

Cash Flows from Operating Activities

Net cash provided by operating activities amounted to ¥66.2 billion. This mainly reflects ¥75.1 billion in income before income taxes and minority interests, ¥19.4 billion in depreciation expense, and ¥24.6 billion in payments of income taxes.

Cash Flows from Investing Activities

Net cash used in investing activities totaled ¥24.5 billion. While ¥3.0 billion was obtained through the sale of property, plant and equipment, ¥23.6 billion was used for the acquisition of property, plant and equipment and intangibles, and ¥10.2 billion was used for the acquisition of minority shares in a subsidiary.

Cash Flows from Financing Activities

Cash used in financing activities amounted to ¥37.2 billion. A total of ¥16.5 billion was used to purchase treasury stock, and ¥17.3 billion was paid as cash dividends.

<Principal Financial Indicators>

Fiscal Year 2005 Interim
Shareholders’ equity ratio (%)	77.3
Market capitalization ratio (%)	111.6
Interest-bearing debt ratio (years)	0.1
Interest coverage ratio (times)	592.9

Shareholders’ equity ratio = total shareholders’ equity/total assets

Market capitalization ratio = total market value/total assets

Interest-bearing debt ratio (annualized) = interest-bearing debt/operating cash flow

Interest coverage ratio = operating cash flow/interest paid

Notes:

1.	All indicators are calculated on a consolidated basis.
2.	Total market value = closing stock prices on balance sheet date times the number of outstanding common shares at the balance sheet date (net of treasury shares)
3.	Interest-bearing debt includes all consolidated balance sheet liabilities which are subject to an interest payment.
4.	Operating cash flow equals the amount of cash flows from operating activities in the consolidated statement of cash flows less the amounts of “interest paid” and “income taxes paid.” Interest paid equals the “interest paid” included in the consolidated statement of cash flows.

3. Forecast of Consolidated Results for Fiscal 2005

	(Billions of yen)
	Net sales	Operating income	Ordinary income	Net income
Current fiscal year	900	127	130	71

DAIICHI SANKYO expects market conditions to remain challenging in Japan and overseas during the fiscal year. Under such environment, the DAIICHI SANKYO Group will mobilize its marketing force to establish a solid market presence and strengthen its revenue base.

As for sales, in Japan, DAIICHI SANKYO will strive to expand revenues by leveraging its overwhelming marketing strength to reinforce efforts to promote such flagship products as the antihyperlipidemic agent, Mevalotin®, the broad-spectrum oral antibacterial agent, Cravit®, and the antihypertensive agent, Olmetec® as well as developing effective logistics strategies. In particular, the Company aims to achieve sales growth and greater market shares with respect to Olmetec® through the collaborative marketing activities of Sankyo and Daiichi, which have begun in October 2005.

Overseas, DAIICHI SANKYO will work closely with business partners, continuing to focus on such mainstay products as bulk pravastatin, an antihyperlipidemic agent, and bulk levofloxacin, an antibacterial agent, while concentrating resources on expanding sales of the antihypertensive agent, Benicar® (U.S.)/Olmetec® (Europe).

Regarding profitability, DAIICHI SANKYO will continue to make focused, ongoing investments in R&D and anticipates expenses related to the business integration to increase during the fiscal year. However, the DAIICHI SANKYO Group companies will continue to move forward with business reforms and make concerted efforts to reduce costs and curb operating expenses to establish solid profitability and enhance management efficiency.

(Reference)

(1) Forecast of DAIICHI SANKYO (non-consolidated)

	(Billions of yen)
	Net sales	Operating income	Ordinary income	Net income
Current fiscal year	78	74	74	74

(2) Forecast of Sankyo (consolidated)

	(Billions of yen)
	Net sales	Operating income	Ordinary income	Net income
Current fiscal year	565	68	70	41
Previous fiscal year	587.8	84.9	82.5	48.2
Change (%)	(3.9)	(19.9)	(15.2)	(15.1)

(3) Forecast of Daiichi (consolidated)

	(Billions of yen)
	Net sales	Operating income	Ordinary income	Net income
Current fiscal year	335	59	60	33
Previous fiscal year	328.5	56	57.3	37.1
Change (%)	2.0	5.2	4.7	(11.2)

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

				(Millions of yen)
				As of September 30, 2005
			See Note	Amount		%
ASSETS
I		Current assets:
	1.	Cash and time deposits			187,926
	2.	Trade notes and accounts receivable			240,694
	3.	Marketable securities			253,968
	4.	Mortgage-backed securities			18,000
	5.	Inventories			121,067
	6.	Deferred tax assets			36,682
	7.	Other current assets			27,085
		Allowance for doubtful accounts			(866)
		Total current assets			884,558	58.2
II		Non-current assets:
	1.	Property, plant and equipment:	*1
		(1) Buildings and structures	*2	165,823
		(2) Machinery, equipment and vehicles	*2	48,407
		(3) Land	*2	48,552
		(4) Construction in progress		15,952
		(5) Other	*2	18,557	297,293

		Total property, plant and equipment, net
	2.	Intangible assets:
		Goodwill, net		10,964
		Other intangible assets, net		25,064	36,029

	3.	Investments and other assets:
		(1) Investment securities	*2	240,861
		(2) Long-term loans		6,737
		(3) Prepaid pension costs		15,028
		(4) Deferred tax assets		14,795
		(5) Other assets		24,022
		Allowance for doubtful accounts		(635)	300,811

		Total non-current assets			634,134	41.8

		Total assets			1,518,692	100.0

				(Millions of yen)
				As of September 30, 2005
			See Note	Amount	%
LIABILITIES
I		Current liabilities:
	1.	Trade notes and accounts payable		55,773
	2.	Short-term bank loans	*2	9,524
	3.	Income taxes payable		27,103
	4.	Deferred tax liabilities		321
	5.	Allowance for sales returns		1,013
	6.	Allowance for sales rebates		2,485
	7.	Allowance for contingent losses		2,240
	8.	Accrued expenses and other current liabilities		134,807

		Total current liabilities		233,271	15.3
II		Non-current liabilities:
	1.	Long-term debt	*2	3,639
	2.	Deferred tax liabilities		17,691
	3.	Accrued retirement and severance benefits		70,225
	4.	Accrued directors’ retirement and severance benefits		2,750
	5.	Other non-current liabilities		6,754

		Total non-current liabilities		101,061	6.7

		Total liabilities		334,333	22.0

MINORITY INTERESTS
		Minority interests		10,122	0.7
SHAREHOLDERS’ EQUITY
I		Common stock		50,000	3.3
II		Additional paid-in-capital		179,858	11.8
III		Retained earnings		898,270	59.1
IV		Net unrealized gain on investment securities		61,612	4.1
V		Foreign currency translation adjustments		(5,755)	(0.4)
VI		Treasury stock at cost		(9,747)	(0.6)

		Total shareholders’ equity		1,174,237	77.3

		Total liabilities, minority interests and shareholders’ equity		1,518,692	100.0

(2) Consolidated Statement of Income

			(Millions of yen)
			Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)
		See Note	Amount		%
I	Net sales			451,808	100.0

II	Cost of sales			141,296	31.3

	Gross profit			310,512	68.7

III	Selling, general and administrative expenses:
1.	Advertising and promotional expenses		34,596
2.	Salaries and bonuses		48,238
3.	Retirement and severance costs		3,618
4.	Research and development expenses		72,528
5.	Other		71,185	230,166	50.9

	Operating income			80,345	17.8

IV	Non-operating income:
1.	Interest income		1,357
2.	Dividend income		1,300
3.	Other income		3,076	5,734	1.3

V	Non-operating expenses:
1.	Interest expense		153
2.	Loss on disposal and write-down of inventories		541
3.	Charitable contributions		514
4.	Derivative losses		483
5.	Amortization of start-up costs		361
6.	Equity in net losses of affiliated companies		242
7.	Other expenses		1,139	3,436	0.8

	Ordinary income			82,642	18.3

VI	Extraordinary gains:
1.	Proceeds from sales of property, plant and equipment	*1	3,407
2.	Realized gain on sale of investment securities		195
3.	Gain from the return of the substitutional portion of the employees’ pension fund to the government		163	3,766	0.8

VII	Extraordinary losses:
1.	Loss on disposal of property, plant and equipment	*2	2,320
2.	Loss on impairment of property, plant and equipment	*3	5,253
3.	Provision for contingent losses	*4	2,240
4.	Loss on business integration	*5	790
5.	Restructuring charge	*6	474
6.	Supplemental retirement benefits		114
7.	Loss on valuation of investment securities		42	11,236	2.5

	Net income before income taxes and minority interests			75,172	16.6
	Income tax expense — current	*7	27,439
	Income tax expense — deferred	*7	(1,516)	25,923	5.7

	Minority interests in net losses of Subsidiaries			(201)	(0.0)

	Net income			49,450	10.9

(3) Consolidated Statements of Retained Earnings

			(Millions of yen)
			Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)
		See Note	Amount
ADDITIONAL PAID-IN CAPITAL
I	Additional paid-in capital, beginning of year			180,027
II	Increase in additional paid-in capital			—
III	Decrease in additional paid-in capital
1.	Loss on reissuance of treasury stock		169	169

IV	Additional paid-in capital, end of year			179,858

RETAINED EARNINGS
I	Retained earnings, beginning of year			956,658
II	Increase in retained earnings:
1.	Net income		49,450	49,450

III	Decrease in retained earnings:
1.	Cash dividends		17,311
2.	Share transfer payment		17,167
3.	Bonuses to directors		405
4.	Retirement of treasury stock		72,419
5.	Loss on reissuance of treasury stocks		298
6.	Decrease in number of consolidated subsidiaries		235	107,838

IV	Retained earnings, end of year			898,270

(4) Consolidated Statements of Cash Flows

			(Millions of yen)
			Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)
		See Note	Amount
I	Cash flows from operating activities:
	Net income before income taxes and minority interests		75,172
	Depreciation		19,486
	Loss on impairment of property, plant and equipment		5,253
	Amortization of goodwill		191
	Increase in allowance for doubtful accounts		350
	Decrease in accrued retirement and severance benefits		(1,448)
	Decrease in prepaid pension costs		464
	Interest and dividend income		(2,794)
	Interest expense		153
	Gain on sale of property, plant and equipment		(1,319)
	Equity in net losses of affiliated companies		242
	Decrease in trade notes and accounts receivable		10,506
	Decrease in inventories		8,161
	Decrease in trade notes and accounts payable		(16,712)
	Other, net		(9,529)

	Subtotal		88,179

	Interest and dividends received		2,876
	Interest paid		(153)
	Income taxes paid		(24,664)

	Net cash provided by operating activities		66,237

II	Cash flows from investing activities:
	Purchases of time deposits		(2,685)
	Proceeds from sale of time deposits		2,761
	Purchases of marketable securities		(30,523)
	Proceeds from sale of marketable Securities		55,682
	Acquisitions of property, plant and Equipment		(21,072)
	Proceeds from sale of property, plant and equipment		3,038
	Acquisitions of intangible assets		(2,593)
	Purchases of investment Securities		(32,247)
	Proceeds from sale of Investment securities		11,797
	Acquisition of minority interest in subsidiary		(10,268)
	Proceeds from sale of investments in consolidated subsidiary		524
	Payment for loans receivable		(1,055)
	Proceeds from collection of loans receivable		286
	Other, net		1,759

	Net cash used in investing activities		(24,596)

III	Cash flows from financing activities:
	Net decrease in short-term bank loans	(6,297)
	Proceeds from long-term debt	791
	Repayments of long-term debt	(637)
	Purchases of treasury stock	(16,514)
	Proceeds from sale of treasury stock	2,907
	Dividends paid	(17,308)
	Other, net	(193)

	Net cash used in financing activities	(37,253)

IV	Effect of exchange rate changes on cash and cash equivalents	1,067

V	Net increase in cash and cash equivalents	5,455

VI	Cash and cash equivalents, beginning of Period	354,102

VII	Decrease in cash and cash equivalents due to changes in scope of consolidation	(322)

VIII	Cash and cash equivalents, end of period	359,235

Summary of Significant Accounting Policies and Principles in Preparation of the Consolidated Financial Statements

Item	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)
1. Scope of consolidation

(1) Consolidated subsidiaries: 61

    Principal consolidated subsidiaries:

In Japan

    Sankyo Co., Ltd.

    Daiichi Pharmaceutical Co., Ltd.

    Wakodo Co., Ltd.

    Nippon Nyukazai Co., Ltd.

    Sankyo Agro Co., Ltd.

    Sankyo Lifetech Co., Ltd.

    Daiichi Pure Chemicals Co., Ltd.

    Daiichi Radioisotope Laboratories, Ltd.

    Daiichi Fine Chemical Co., Ltd.

    Daiichi Suntory Pharma Co., Ltd.

    Daiichi Pharmatech Co., Ltd.

Overseas

    Sankyo Pharma GmbH

        Luitpold Pharmaceuticals, Inc.

    Sankyo Pharma Inc.

        Daiichi Pharmaceutical Corporation

        Daiichi Medical Research, Inc.

    Nippon Daiya Valve Co., Ltd., Kyushu Sankyo Co., Ltd. and Sankyo Foods Co., Ltd., which were consolidated subsidiaries of Sankyo Company, Limited were excluded from the scope of consolidation because of the sale of their shares and other reasons.

    In addition, Tokyo Iyaku Shiki Co., Ltd. and Nishimura Shiki Co., Ltd. which were consolidated subsidiaries of Daiichi Pharmaceutical Co., Ltd. were excluded from the scope of consolidation as of the end of the interim period because of the sale of a portion of their shares owned by Daiichi, and are accounted for under the equity method. However, their results of operations are included in the consolidated statement of income.

    Dismed AG, which was a consolidated subsidiary of Sankyo, and Kansai Daiichi Service Co., Ltd., Daiichi Technos Co., Ltd. and Daiichi Suntory Biomedical Research Ltd., which were consolidated subsidiaries of Daiichi, were merged with other consolidated companies.

(2) Non-consolidated subsidiaries are small and are not material when measured by the amounts of assets, sales, net income (based on the Company’s ownership percentage), retained earnings (based on the Company’s ownership percentage), and other indicators. They have therefore been excluded from the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies accounted for under the equity method: 4

Names of principal companies

    Sanofi Pasteur Daiichi Vaccine Co., Ltd

(2) Net income (based on the Company’s equity percentage), retained earnings (based on the Company’s equity percentage), and other indicators of those non-consolidated companies and other 20%-50% owned affiliated companies that have not been accounted for under the equity method are not material or significant to the Company as a whole. Therefore, these companies have not been accounted for under the equity method, but rather are reported in the Company’s investment accounts under the cost method.

Item	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)
3. Interim Period-End of Consolidated Subsidiaries

The interim period-end of certain consolidated subsidiaries is June 30. In preparing the interim financial statements, the Company uses the financial statements of these companies as of their interim period-end. For major intervening transactions that occurred between the interim period-end of those companies and September 30, appropriate adjustments have been made in the interim consolidated financial statements.

    Name of subsidiaries that have interim period-end on June 30: Sankyo Pharma Inc., Luitpoid Pharmaceuticals, Inc., Sankyo Pharma GmbH and 12 other Sankyo subsidiaries as well as Daiichi Pharmaceutical (Beijing) Co., Ltd., Daiichi Asubio Pharmaceuticals, Inc., and five other Daiichi subsidiaries.

4. Accounting for Business Combination

(1) The Company was established through a joint transfer of shares by Sankyo and Daiichi (the wholly owned subsidiaries) and became the parent company of the wholly owned subsidiaries. The Company accounted for this business combination under the pooling of interests method in accordance with “Accounting for Business Combinations in the Establishment of Parent-Subsidiary Relationship Using the Exchange of Shares and the Transfer of Shares ( Research Report No. 6 of the Accounting Systems Committee of the Japanese Institute of Certified Public Accountants).

(2) As a result of the comprehensive review of the wholly owned subsidiaries’ business operations, financial conditions, and management performance, the Company has determined that the pooling of interests accounting is appropriate for this business combination, since the wholly owned subsidiaries continue jointly to share the risks and rewards of the Daiichi Sankyo group.

Item	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)
5. Summary of Significant Accounting Policies

(a) Methods of Valuation of Significant Assets

(1) Marketable and Investment Securities

   Held-to-maturity securities

Mainly the amortized cost method (straight-line amortization)

   Available-for-sale securities

Securities with determinable market value:

Mainly the market value method based on the market value at the end of the interim period. Unrealized holding gains and losses are reported in a component of shareholders’ equity, with the cost of securities sold being calculated by the moving-average method.

   Securities without determinable market value:

Mainly stated at cost based on the moving-average method

(2) Derivatives Market value method

(3) Inventories Mainly stated at the lower of cost, by the average method, or market

(b) Depreciation and Amortization of Significant Depreciable Assets

(1) Property, Plant and Equipment

The Company and its domestic consolidated subsidiaries account for depreciation of property, plant and equipment by the declining-balance method, except for buildings (excluding fixtures) acquired on or after April 1, 1998 which are accounted for by the straight-line method. Overseas consolidated subsidiaries account for depreciation of property, plant and equipment mainly by the straight-line method.

The principal useful lives are as follows:

Buildings and structures:

15~50 years

Machinery, equipment and vehicles:

4~7 years

(2) Intangible Assets Intangible assets are being amortized by the straight-line method. Software for in-house use is amortized over the estimated useful lives of a five-year period.

(c) Method of Amortization of Deferred Charges	(1) Start-up Costs Start-up costs are expensed as incurred.

Item	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)
(d) Method of Accounting for Significant Allowances

(1) Allowance for Doubtful Accounts

The Company covers the risk of credit losses from potential customer defaults by providing for this allowance. For normal accounts, the allowance is computed on the basis of the historical default rates. For specific over-due accounts, the allowance is based on individual account-by-account estimates of the amounts that may not be recoverable.

(2) Allowance for Sales Returns

To prepare for losses on potential returns of products after the end of the interim period, the Company’s certain subsidiaries provide for an amount equal to the sum of gross profits and inventory losses on such returned products, based on its estimate of possible sales returns.

For the interim period, the provision for this allowance of ¥88 million was included in cost of sales.

(3) Allowance for Sales Rebates

To prepare for future sales rebates, the Company’s certain subsidiaries provide for this allowance calculated by multiplying an estimated sales rebate percentage for the interim period by the amounts of accounts receivable from and inventories held by wholesalers at the end of the interim period.

(4) Accrued Retirement and Severance Benefits

To prepare for future payments of employee retirement severance benefit, the Company’s domestic consolidated subsidiaries provide for an amount incurred by the interim period-end based on estimated projected benefit obligations and plan assets at the end of the current fiscal year.

Certain overseas consolidated subsidiaries provide for such accruals in accordance with accounting principles generally accepted in the countries of their domicile.

Prior service cost is amortized under the straight-line method over a period of 5 to 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees when the prior year service cost was incurred.

Actuarial gains and losses are amortized under the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 5 to 10 years, which is equal to or less than the average remaining years of service of eligible employees when the actuarial gain or loss occurred, except for Sankyo which recognizes actuarial gains or losses immediately as they occur.

Item	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)

Supplemental Information

Accompanying the enactment of the Defined Benefit Pension Plan Law, consolidated subsidiary, Daiichi received an approval of exemption from the Minister of Health, Labour and Welfare, on January 1, 2005, from the obligations for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund, and on May 31, 2005, a payment was made to transfer the plan assets related to the substitutional portion to the government based on the minimum liability.

For the interim period, as a result of this return of plan assets, the Company recognized an extraordinary gain of ¥163 million.

(6) Director’s Retirement and Severance Benefits

To prepare for payments of directors’ retirement and severance benefits, the Company’s domestic consolidated subsidiaries provide for an amount equal to the total benefits that would have been payable at the end of the interim period, in accordance with internal policies, had all directors resigned voluntarily.

Certain of the Company’s overseas consolidated subsidiaries record a provision for an amount incurred by the end of the interim period.

(7) Allowance for Contingent Losses

To prepare for possible future contingent losses, the Company provides an accrual for an amount of reasonably possible losses, by examining individual risks on a case by case basis.

(e) Translation of Assets and Liabilities Denominated in Foreign Currencies into Yen	Receivables and payables denominated in foreign currencies are converted into yen amounts at the rates of exchange in effect at the balance sheet dates, with resulting translation gains or losses recognized currently in earnings. The assets and liabilities of overseas consolidated subsidiaries are converted into yen amounts at the rates of exchange in effect at their balance sheet dates. Income and expenses are converted into yen amounts at the average exchange rates in effect over the respective periods, with resulting translation gains and losses recorded in a component of shareholders’ equity under translation adjustments or in the minority interests section of the balance sheets.

(f) Accounting for Significant Lease Transactions	Financing leases are accounted for using the same accounting method applied to operating leases, with the exception of those financing leases in which the legal title of the underlying property is transferred from the lessor to the lessee.

Item	Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)
(g) Significant Hedge Accounting Methods

(1) Hedge Accounting Methods

The Company employs deferred hedge method of accounting. Foreign exchange forward contracts that meet certain criteria are accounted for by the deferred hedge method. Interest rate swaps that meet certain hedge criteria and whose notional amounts, interest payments and maturities match with those of the hedged borrowings are accounted for by the special short-cut method, as if the interest rates of the interest rate swaps had been originally applied to the underlying borrowings.

(2) Hedging Instruments and Hedged Items

      Hedging instruments:

Foreign exchange forward contracts, and interest rate swaps

      Hedged items:

Accounts payable and receivable and forecasted transactions denominated in foreign currencies, and loans

(3) Hedge Policy

Certain consolidated subsidiaries hedge foreign exchange rate fluctuation risks relating to imports and exports and interest rate risks related to variable rate borrowings. The Company and its consolidated subsidiaries do not enter into speculative derivative transactions.

(4) Methods of Assessing Hedge Effectiveness

The hedge effectiveness of foreign exchange forward contracts as a hedge has not been assessed, as the principal provisions of the transactions are the same. The effectiveness of interest rate swaps accounted for by the special short-cut method has also not been assessed, as permitted under the standard.

(h) Consumption Tax Accounting Method	The tax-exclusion (net of tax) method is used to account for the national and local consumption taxes.

5. Cash and Cash Equivalent in the Consolidated Statement of Cash Flows	Cash and cash equivalents in the consolidated statement of cash flows consists of: cash on hand, deposits which can be withdrawn upon demand, and highly liquid short-term investments that are easily convertible into cash with little risk of fluctuation in value, and that mature within three months of their dates of acquisition.

Notes

(Notes to the Consolidated Balance Sheet)

As of September 30, 2005

1) Accumulated depreciation on property, plant and equipment totaled ¥539,735 million.

2) Pledged assets and secured liabilities

Assets pledged as collateral and secured liabilities are as follows:

Pledged assets	(Millions of yen)
Buildings and structures	2,888	(2,343)
Machinery, equipment and vehicles	3,532	(3,532)
Land	1,002	(780)
Other	57	(57)
Investment securities	631	(—)

Total	8,111	(6,713)

Secured liabilities	(Millions of yen)
Short-term bank loans	2,927	(2,449)
Long-term debt	1,372	(567)

Total	4,300	(3,017)

Figures in parentheses indicate factory foundation mortgaged assets and related obligations, and are also included in the figures of the left.

3) Contingent liabilities

(1) Certain debts and other obligations of non-consolidated companies and employees owed to financial institutions are guaranteed by the Company. A breakdown of these obligations is as follows:

(Millions of yen)
Guarantees provided on employees housing loans, etc	2,460
Sanofi-Pasteur-Daiichi vaccines Co., Ltd.	350
Saudi Arabian-Japanese Pharmaceutical Co., Ltd.	346
One other company	40

Total	3,197

(2) For purchase contracts with the minimum volume purchase commitment, the Company is exposed to a risk of valuation loss due to excess inventory.

4) The discounted trade notes receivable totaled ¥108 million.

5) Committed lines of credit

Certain consolidated subsidiaries maintain committed lines of credit with 17 financial institutions in order to allow an efficient procurement of working capital.

The balance of unused credit lines under these contracts at the end of the interim period was as follows:

(Millions of yen)
Total commitments	63,000
Commitments used	—

Commitments unused	63,000

(Notes to the Consolidated Statement of Income)

Interim period of fiscal 2005

(For the six-month period ended September 30, 2005)

1) Breakdown of gain on sale of property, plant and equipment

(Millions of yen)
Machinery, equipment and vehicles	1
Land	3,404
Other	0

2) Breakdown of loss on disposal of property, plant and equipment

(Millions of yen)
Buildings and structures	216
Machinery, equipment and vehicles	190
Other	303
Other intangible assets	1,300

In addition, expenses for disposal of property, plant and equipment totaled ¥308 million.

3) Impairment of Property, Plant and Equipment

The Daiichi Sankyo Group (the Company and consolidated subsidiaries) classify its assets held and used for its business operations into assets groups on the basis of operating segments in the management reporting in consideration of similarities of products or operating activities, the uniformity within the Group, and future maintenance sustainability. On the other hand, leased assets and idle assets that are not directly used for its business operations are grouped on a properly by properly basis.

For the interim period of fiscal 2005, the DAIICHI SANKYO Group recorded an impairment loss on the following asset groups:

Location	Function	Asset Type	Status
Iwaki, Fukushima	Onahama Plant (manufacturing facilities of pharmaceuticals)	Buildings and structures Machinery, equipment and vehicles	Idle
Shiraishi-ku, Sapporo	Former Sapporo Distribution Center facility	Land	Idle
Shimotoga-gun, Tochigi	Former Tochigi Research Center facility	Structure, land, etc.	Idle
Tsuchiura, Ibaraki	Company dormitory land	Land	Idle
Sanbu-gun, Chiba	Chiba plant site	Land	Idle

Because the asset groups above are idle and have uncertain prospects for future utilization, their book values have been written down to a recoverable amount, and such reductions in the mount of ¥5,253 million were recorded as impairment loss in extraordinary losses.

The impairment loss consisted of ¥2,442 million associated with buildings and structures, ¥1,888 million associated with machinery and equipment, ¥901 million associated with land and ¥20 million associated with other.

The recoverable amount of an assets group is estimated from its net realizable value, which is obtained based on a third-party appraisal or the valuation amount for real estate tax purpose, with reasonable adjustments.

Interim period of fiscal 2005

(For the six-month period ended September 30, 2005)

4) Allowance for Contingent Losses

For purchase contracts with minimum volume purchase commitment, the Company estimates an amount of reasonably possible losses that may arise from future excess inventories.

5) Loss on Business Integration

The loss represents one-time business office lease termination costs, etc. to be incurred in connection with the relocation of U.S. facilities under a plan of business integration within the Daiichi Sankyo group.

6) Restructuring Charge

In order to focus on the pharmaceutical business, the Company is restructuring certain peripheral business operations. The restructuring charge represents losses incurred on the sale of investments in certain affiliated companies.

7) Consolidated income tax for the interim period were calculated based on the assumption that the planned reversals of the reserve for special depreciation and the reversal of retained earnings reserve for reduction in basis of fixed assets will be authorized for the current fiscal year.

(Notes to the Consolidated Statements of Cash Flows)

Interim period of fiscal 2005

(For the six-month period ended September 30, 2005)

1) Reconciliation of cash and cash equivalents at the end of the interim period with balance sheet accounts

(Millions of yen)
Cash and time deposits	187,926
Time deposits with maturities of over three months	(3,014)
Short-term investments with maturities within three months	174,323

Cash and cash equivalents	359,235

(1) Lease transactions:

Pro-forma information on financing leases has not been presented herein because the Company discloses such information through EDINET (Electronic Disclosure for Investors’ NETwork).

(2) Marketable and Investment Securities

1. Held-to-Maturity Securities with Determinable Market Value

	(Millions of yen)
	Carrying amount	Market value	Difference
(1) Government and local bonds	39,393	39,355	(37)
(2) Corporate bonds	112,457	112,072	(385)
(3) Other	—	—	—

Total	151,851	151,428	(423)

2. Available-for-Sale Securities with Determinable Market Value

	(Millions of yen)
	Acquisition cost	Carrying amount	Difference
(1) Stocks	38,143	140,502	102,358
(2) Bonds
a) Government and local bonds	—	—	—
b) Corporate bonds	1,120	1,178	58
c) Other	13,275	13,275	—
(3) Other	2,280	2,891	610

Total	54,819	157,846	103,027

Notes:	During the interim period, an impairment loss of ¥42 million has been recorded on available-for-sale securities with determinable market value.

When the market value of securities has dropped by 30% or more from the acquisition costs, the securities are classified as having ‘fallen significantly.’ When the securities’ market decline is 50% or more, the securities are written-down to their market value. When the market value of securities has dropped by 30% or more but less than 50%, likelihood of recovery is estimated on the basis of market value trends and the financial conditions of the issuing companies. Write-downs are recognized in all cases other than those for which there is a prospect for recovery.

3. Securities without Determinable Market Value

(Millions of yen)
Carrying amount
(1) Held-to-maturity securities
a) Certificates of deposit	24,000
b) Commercial paper	76,773
c) Other	10

(2) Other securities
a) Money management funds, etc.	60,274
b) Unlisted stocks (excluding stocks traded on the OTC market)	11,916
c) Preferred securities	6,000
d) Other	3,929

(3) Derivative Transactions

Fair value information of derivative instruments has not been presented herein because the Company discloses such information through EDINET (Electronic Disclosure for Investors’ NETwork).

4) Segment Information

a. Operating Segments

Interim period of fiscal 2005	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	385,415	66,393	451,808	—	451,808
(2) Inter-segment sales and transfers	371	2,044	2,415	(2,415)	—

Total	385,786	68,438	454,224	(2,415)	451,808

Operating expenses	308,134	66,116	374,250	(2,787)	371,463

Operating income	77,651	2,321	79,973	371	80,345

Notes:

1.	Method for classifying operating segments: Classification into ‘Pharmaceuticals’ and ‘Other’ is based on consideration of product type, market characteristics and other factors.
2.	Principal products in each operating segment

Pharmaceuticals: Prescription drugs and medicine, and healthcare products

Other: Food products, agrochemicals, chemicals, and other

b. Geographic Segments

Interim period of fiscal 2005	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	371,239	53,741	26,827	451,808	—	451,808
(2) Inter-segment sales and transfers	8,819	7,093	2,225	18,138	(18,138)	—

Total	380,058	60,834	29,053	469,946	(18,138)	451,808

Operating expenses	310,934	48,918	30,505	390,358	(18,895)	371,463

Operating income (loss)	69,124	11,916	(1,451)	79,588	756	80,345

Notes:

1.	Method of classifying geographic segments

Geographic segments are classified on the basis of geographic proximity.

2.	Countries and regions included in segments other than Japan

North America: the United States

Other: Germany, the United Kingdom, France, Spain, Italy, Taiwan and others

c. Overseas Sales

Interim period of fiscal 2005	North America	Europe	Other areas	Total
Overseas net sales	93,994	45,443	14,192	153,631
Consolidated net sales				451,808
Percentage of overseas net sales to consolidated net sales (%)	20.8	10.1	3.1	34.0

Notes:

1.	Method of classifying countries and regions

Countries and regions are classified on the basis of geographic proximity.

2.	Countries and regions included in each area

North America: the United States and Canada

Europe: Germany, the United Kingdom, Spain, Italy, Ireland, France, Switzerland and others

Other areas: Asia, the Middle East, Latin America and others

3.	Overseas net sales are sales of the Company and its consolidated subsidiaries which are transacted in countries or regions outside of Japan.

Per Share Information

Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)
Net assets per share	¥1,610.55
Net income per share (basic)	¥ 67.48
Net income per share (diluted)	¥ 67.46

Note: Calculations of basic net income per share were based on the following numerators and denominators:

Interim period of fiscal 2005 (For the six-month period ended September 30, 2005)
Net income per share (basic):

Net income (millions of yen)	49,450

Amount not available for common shareholders (millions of yen)	—
(Including directors’ bonuses paid from net income of) (millions of yen)	—
Net income available for dividends on common shares (millions of yen)	49,450
Weighted-average number of common shares outstanding during the year (1,000 shares)	732,796

Net income per share (diluted):

Adjustments to net income (millions of yen)	—

Additional dilutive common shares (1,000 shares)	271

(Including dilutive effect of stock options of) (1,000 shares)	(271)

Descriptions of potentially dilutive common shares that were not included in the computation of diluted net income per share because of their anti-dilutive effect	Two share subscription right plans (related to 1,001 thousand shares) issued by Daiichi and one share purchase option plan (related to 3,760 units of options) issued by Sankyo. All stock options have been cancelled prior to the interim period-end.

5. Production, Orders and Sales

(1) Production

Production by operating segment for the interim period of fiscal 2005 is summarized as follows:

Operating segment	Amount (Millions of yen)	Changes (%)
Pharmaceuticals	290,445	—
Other	38,874	—

Total	329,320	—

Notes:

1. Production amounts are based on net selling prices and are after elimination of inter-segment sales.

2. The above amounts are stated exclusive of consumption tax.

(2) Orders

The Daiichi Sankyo Group performs production according to their own production plans, which are primarily based on their sales forecast. Order production is carried out at certain subsidiaries; however, the amount of order back-log has not been included herein as such amounts were insignificant.

(3) Net Sales

Net sales by operating segment for the interim period of fiscal 2005 were as follows:

Operating segment	Amount (Millions of yen)	Changes (%)
Pharmaceuticals	385,415	—
Other	66,393	—

Total	451,808	—

Notes:

1. The amounts represent net sales to external customers.

2. Net sales to major customers and their percentage of total net sales were as follows:

	Interim period of fiscal 2005
Customers	(Millions of yen)%
Alfresa Corporation	50,934	11.3

3. The above amounts are stated exclusive of consumption tax.

FASF

November 7, 2005

Non-Consolidated Financial Results

for the Interim Period of Fiscal 2005

(From September 28, 2005 to September 30, 2005)

Listed company name: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

Homepage: http://www.daiichisankyo.co.jp

Representative: Mr. Takashi Syoda, President and CEO

Contact: Mr. Toshio Takahashi, Corporate Officer, General Manager of Corporate Communication Department

Meeting of Board of Directors: November 7, 2005

Interim dividend system: Yes

Schedule date for commencement of dividend payments: N/A

Adoption of the unit stock system: Yes (One unit equals 100 shares)

1. Financial Results for the Interim Period of Fiscal 2005

(1) Non-Consolidated Financial Results

(Figures less than ¥1 million, except per share amounts, have been omitted)
	Net operating revenue		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
Interim period of fiscal 2005	816	—	400	—	39	—
Interim period of fiscal 2004	—	—	—	—	—	—

Fiscal 2004	—	—	—	—	—	—

	Net income		Net income per share
	Millions of yen	Percent change	Yen
Interim period of fiscal 2005	23	—	0.03
Interim period of fiscal 2004	—	—	—

Fiscal 2004	—	—	—

Notes:

1.	Weighted-average number of common shares issued and outstanding during the period:

Interim period of fiscal 2005:	735,011,343 shares
Interim period of fiscal 2004:	- shares
Fiscal 2004:	- shares

2.	Changes in accounting policies: No
3.	Percentages for net sales, operating income, ordinary income and net income represent a change from the corresponding interim results in the previous fiscal year.

(2) Dividends

	Dividends per share (interim)		Total dividends for the year
Interim period of fiscal 2005	—	—	—	—
Interim period of fiscal 2004	—	—	—	—

Fiscal 2004	—	—	—	—

Note: In lieu of the interim dividend, the Company will make a share transfer payment of ¥25 per common share to the shareholders of record in the final shareholders registries, as of September 27, 2005, of Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd.

(3) Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Interim period of fiscal 2005	1,155,425	1,133,373	98.1	1,541.98
Interim period of fiscal 2004	—	—	—	—

Fiscal 2004	—	—	—	—

Notes 1.	Total common shares issued at the end of the period
	Interim period of fiscal 2005:	735,011,343 shares
	Interim period of fiscal 2004:	–shares
	Fiscal 2004:	–shares

2.	Number of shares of treasury stock at the end of the period
	Interim period of fiscal 2005:	–shares
	Interim period of fiscal 2004:	–shares
	Fiscal 2004:	–shares

2. Forecasts of Results Fiscal Year 2005 (September 28, 2005—March 31, 2006)

	Net operating revenue	Ordinary income	Net income	Cash dividends per share
				Year-end
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Full-year	78,000	74,000	74,000	25.00	25.00

Reference: Forecasted basic net income per share for the year: ¥100.68

*	Note: The forecast figures shown above are based on information that was available at the time of preparation and may contain some uncertainties. Actual performance and other factors may differ from these forecasts due to changes in circumstances and other developments. More information concerning these forecasts can be found in the attached Supplementary Information on page 13.

6. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

		(Millions of yen)
		As of September 30, 2005
	See Note	Amount		%
ASSETS
I Current assets:
1. Cash and time deposits		4,487
2. Other current assets		1

Total current assets			4,489	0.4
II Non-current assets
1. Property and equipment	*1	1		0.0
2. Intangible assets, net		275		0.0
3. Investments and other assets:
(1) Stock of affiliated companies		1,150,654
(2) Other assets		4

Total investments and other assets		1,150,658		99.6

Total non-current assets			1,150,935	99.6

Total assets			1,155,425	100.0

LIABILITIES
I Current liabilities:
1. Accounts payable		18,393
2. Income taxes payable		22
3. Other current liabilities		3,636

Total current liabilities			22,052	1.9

Total liabilities			22,052	1.9

SHAREHOLDERS’ EQUITY
I Common stock			50,000	4.3
II Additional paid-in-capital:
1. Capital surplus		1,083,349

Total additional paid-in-capital			1,083,349	93.8
III Retained earnings:
1. Unappropriated retained earnings		23

Total retained earnings			23	0.0
Total shareholders’ equity			1,133,373	98.1

Total liabilities, and shareholders’ equity			1,155,425	100.0

(2) Non-Consolidated Statements of Income

		(Millions of yen)
		Interim period of fiscal 2005 (From September 28, 2005 to September 30, 2005)
	See Note	Amount		%
I Net operating revenue
1 Management fee income		816	816	100.0

II Operating expenses:
1 Selling, general and Administrative expenses:		416	416	51.0

Operating income			400	49.0
III Non-operating income			1	0.2
IV Non-operating expenses	*1		361	44.3

Ordinary income			39	4.9
V Extraordinary gains			—	—
VI Extraordinary losses			—	—

Net income before income taxes			39	4.9
Income tax expense-current		21
Income tax expense-deferred		(5)	16	2.0

Net income			23	2.9

Unappropriated retained earnings, end of period			23

Significant Accounting Principles and Policies in Preparation of the Financial Statements

Item	Interim period of fiscal 2005 (From September 28, 2005 to September 30, 2005)
1. Methods for Valuation of Significant Assets	(1) Investment Securities Stock of subsidiaries: Accounted for by the moving-average cost method

2. Depreciation and Amortization of Significant Depreciable Assets	(1) Property and Equipment Depreciation is calculated based on the declining-balance method. Useful lives of principal items are as follows: Tools, equipment and fixtures: 5 years

(2) Intangible Assets Amortization is calculated based on the straight-line method.

3. Method for Amortization of Deferred Charges	(1) Start-up Costs Start-up costs are expensed as incurred.

4. Other Significant Principles and Policies in Preparing the Financial Statements	Consumption tax accounting method: The tax-exclusion (net of tax) method is used to account for the national and local consumption taxes.

Notes

(Notes to the balance sheet)

As of the September 30, 2005

1. Accumulated depreciation of property and equipment:	¥0 million

(Notes to the statement of income)

Interim period of fiscal 2005 (From September 28, 2005 to September 30, 2005)
1. Principal non-operating expenses

Amortization of start-up costs	¥361 million

2. Depreciation and amortization

Property and equipment	¥0 million

Intangible assets	¥2 million

(Investment Securities)

None of the stock of subsidiaries has a quoted market value.

(Per Share Information)

Interim period of fiscal 2005 (From September 28, 2005 to September 30, 2005)
Net assets per share	¥1,541.98

Net income per share	¥0.03

Notes:

1.	No information on diluted net income per share is presented because the Company has no potentially dilutive shares.
2.	Calculation of net income per share was based on the following numerators and denominators.

Interim period of fiscal 2005 (From September 28, 2005 to September 30, 2005)
Net income per share (basic)
Net income (millions of yen)	23
Net income not available for dividends on common shares (millions of yen)	—
Including, bonuses paid to directors from net income of (millions of yen)	—
Net income available for payment of dividends on common shares (millions of yen)	23
Weighted-average number of common shares outstanding during the period (1,000 shares)	735,011